September 14, 2018

Jeffrey Brotman
Chief Financial Officer, Chief Legal Officer and Secretary
Falcon Minerals Corporation
1845 Walnut Street, 10th Floor
Philadelphia, PA 19103

       Re: Falcon Minerals Corporation
           Registration Statement on Form S-3
           Filed September 10, 2018
           File No. 333-227250

Dear Mr. Brotman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Natural
Resources